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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                           CLARIFICATION ANNOUNCEMENT

The Board of directors (the "BOARD") of Guangshen Railway Company Limited (the "COMPANY") refers to the Notice of Annual General Meeting dated 6 May 2008 (the "NOTICE") in respect of the Annual General Meeting of the Company to be held on 26 June 2008 (the "AGM") as contained in the announcement and circular of the Company both dated 6 May 2008. The Board would like to clarify a typographical mistake in the Notice. The proposed Ordinary Resolution no. 6 to be put forward for consideration at the AGM should be "THAT the appointment of PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS COMPANY LIMITED as the PRC auditor to the Company for 2008 be and is hereby reviewed and approved, and that the board of directors and the supervisory committee be and are hereby authorized to determine its remuneration".

The Board would like to convey its sincere apologies in respect of the above typographical mistake.


                                            By Order of the Board of the Company
                                                      GUO XIANGDONG
                                                    Company Secretary

Shenzhen, the PRC
15 May 2008

As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping

NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Wen Weiming
Yang Jinzhong

INDEPENDENT NON-EXECUTIVE DIRECTORS
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai